Exhibit 22

Independent Auditors’ Consent

The Board of Directors
Furniture Brands International, Inc.:

We consent to incorporation by reference in Registration Statement Nos. 33-65714, 333-6990, 333-39355, 333-80189 and 333-100133 on Form S-8 of Furniture Brands International, Inc. of our report dated January 28, 2004, relating to the consolidated balance sheets of Furniture Brands International, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows and the related schedule for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Furniture Brands International, Inc.

Our report refers to a change in accounting for goodwill and other intangible assets.

KPMG LLP

St. Louis, Missouri
March 12, 2004